UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-36206

BIT Mining Limited

428 South Seiberling Street,

Akron, Ohio 44306,

United States of America

+1 (346) 204-8537

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧           Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2021 (Registration No. 333-258329), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
EX-99.1
EX-99.2

Exhibit 99.1 – Unaudited Interim Condensed Consolidated Financial Statements of BIT Mining Limited as of December 31, 2022 and June 30, 2023 and for the six months ended June 30, 2022 and 2023

Exhibit 99.2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT MINING LIMITED

	By:	/s/ Xianfeng Yang
	Name:	Xianfeng Yang
	Title:	Chief Executive Officer

Date: September 28, 2023